

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 4, 2018

Via E-Mail
David Po
Chief Executive Officer
Image Chain Group Limited, Inc.
Room 503, 5/F, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong, S.A.R.

> **Re: Image Chain Group Limited, Inc.**
> **Form 8-K**
> **Filed November 14, 2017**
> **File No. 000-55326**

Dear Mr. Po:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jay Ingram

                    Jay Ingram
                    Legal Branch Chief
                    Office of Manufacturing and
                    Construction